Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flying Ship Technologies, Corp.
15 E. Market St, Suite 615
Leesburg, VA 20175
https://flyingship.co

Up to $1,069,992.99 in Common Stock at $11.11
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Flying Ship Technologies, Corp.
Address: 15 E. Market St, Suite 615, Leesburg, VA 20175
State of Incorporation: DE
Date Incorporated: May 10, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 900 shares of Common Stock
Offering Maximum: $1,069,992.99 | 96,309 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.11
Minimum Investment Amount (per investor): $111.10

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Invest in the first 5 days, get 20% bonus shares

Invest in the next 5 days, get 15% bonus shares

Invest in the first month, get 10% bonus shares

Amount Based Perks

Invest $1,000 and receive 2% in bonus shares

Invest $2,500 and receive 4% in bonus shares

Invest $5,000 and receive 6% in bonus shares

Invest $10,000 and receive 8% in bonus shares

Invest $50,000 and receive 10% in bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Flying Ship Technologies, Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.11 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1111. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Flying Ship Technologies, Corp. has taken proven technology harnessing the aerodynamic principle of ground effect and artificial intelligence, sensing and control solutions to create advanced, unmanned cargo vessels that fly on a pocket of air just over the water. These Flying Ships are classified as maritime wing-in-ground effect vessels, not aircraft, and are able to dock using existing marinas, beaches and boat ramps to efficiently deliver goods. The Company is currently in the early development stage and developing its prototype product.

These revolutionary vessels enable shippers to deliver to hard to reach locations utilizing a flexible distributed logistics network, rather than being restricted by a

legacy spoke-and-hub model. Within the next three years, zero-emission Flying Ships are on track to provide access to countless delivery points at an order of magnitude faster than traditional cargo ships and at one-tenth the cost of helicopters.

Flying Ships will provide a faster, green alternative to **trucking** and **rail** for logistics along congested coastlines, such as the I-95 and I-5 corridors. Our vessels will also provide a cost effect alternative to **airfreight** for delivering expensive or time critical goods to difficult to reach locations, such as islands with limited infrastructure, e.g. Caribbean and Southeast Asia, and these vessels will provide a more reliable solution than **boats** regions where the waterways are susceptible to freezing, e.g. Arctic and Great Lakes.

Intellectual Property

The CEO has filed intellectual property to support Flying Ship Technologies. The three subject filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications requires legal support and funding for assignment. The company plans and is committed to continuing to develop state-of-the-art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system. *Please refer to the company's risk factors for further details.*

The Company's Officers

The Company's Chief Executive Officer and Chief Operating Officer both currently each have their own private consulting LLCs and the Chief Executive Officer is also involved in two other businesses. At this time, their primary sources of income come from these businesses and they dedicate approximately 60% of their time to Flying Ship. Both executives plan to focus 100% of their time on Flying Ship once the company receives additional funding.

Competitors and Industry

Based on our knowledge, Flying Ship Technologies, Corp. is the only company offering autonomous, green ground effect vessels to address significant demand growth in the logistics industry. Other companies are working in adjacent markets -- primarily in the piloted passenger market segment, such as aircraft and boat builders.

The global logistics market was **$9.6 trillion** in 2018, according to research and consulting firm Armstrong & Associates Inc. **Trucking accounted for 43% of total logistics costs globally**. The costs associated with non-trucking modes – **maritime, rail and air – were almost 14%** of the total. The firm is forecasting total global logistics costs to continue to grow to a more than **$12 trillion through 2023**, with a 5% compounded annual growth rate.

**Source: https://www.freightwaves.com/news/how-big-is-the-logistics-industry*

Based on our knowledge, there are no other companies offering autonomous logistics

ground effect vehicles, so it is challenging to directly compare competitors. However, the following are examples of logistics vehicle companies that can be considered competitors:

1.Trucking: Mack Truck, Inc. and Daimler Truck

2. Rail: Bombardier Transportation and Kawasaki Heavy Industries Rolling Company

3. Airfreight: Boeing Commercial Aircraft and Cessna Aircraft

4. Shipping: Mediterranean Shipping Company and Maersk Line

Current Stage and Roadmap

In 2019, prior to founding the company, we built an unmanned ground effect vessel prototype and, in September 2021, we built and tested a second vessel that is one-sixth the projected scale of our first-generation Flying Ships. This second vessel brought our product to Technology Readiness Level 5, and allowed us to test and validate sensor systems to be used in the commercial product. However, we are still in the development phase. Now, we are focused on refining the configuration, selecting the commercial systems, and defining the concept of operations (CONOPS). Referencing the below roadmap, we forecast these steps will take up to three years to complete.

Additionally, we have filed three Utility Patents for our designs and we've executed several agreements for strategic partnerships, including a memorandum of understanding on a potential Joint Venture in Greece.

Patents and Intellectual Property: The following intellectual property has been filed by the CEO to support Flying Ship Technologies, Corp:

1. Patent Application No. 16/460,786 (provisional filing date July 3, 2018): Payload Transport And Delivery Method, System And Multi-platform Unmanned Cargo Delivery Vehicle that we no longer have immediate plans to use. The Flying Ship Technologies, Corp. CEO is the co-inventor.

2. Continuation in Part of the published application (so it will have the same filing date as 16/460,786) directed to a generic unmanned cargo wing in ground effect vessel. This continuation of the first patent will cover our suite of autonomous ground effect vessels. The Flying Ship Technologies, Corp. CEO is the sole inventor.

3. Patent Application No. 63/238,086 (filed on Aug 27, 2021): Maritime measurement device, system for measuring ground effect and automatically maintaining travel in ground effect and vessel automatically remaining in ground effect. Flying Ship Technologies, Corp. CEO is the sole inventor on this one.

The three subjects filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications requires legal support and funding for

assignment. The company plans and is committed to continuing to develop state-of-the-art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system.

Note that there are currently two draft designs for the first two Fly Ship models. The first generation Inter-Island battery-powered model will have approximately a 36-foot wingspan with a 2,500-pound cargo capacity, and a range of 300 nautical miles. The second-generation Regional Flying Ship will have approximately a 50-foot wingspan with a 6,000-pound cargo capacity and a range of 1,000 nautical miles. However, these are estimates and will change as we go through the engineering and design process.

Key Milestones & Commercialization Roadmap

Utilizing Seed Funding, the Flying Ship vessel project development has progressed to successfully achieve Technology Readiness Level (TRL) Level 5, with our recent sub-scale demonstration in September 2021. Our demonstrator has both navigation and controls to limit flight in a Ground Effect environment. To continue our development through the various TRLs, investment funding is required. The funding will be utilized to progress through the following major milestones (1 – 9). Assuming adequate findings, we expect to achieve the following milestones to produce the first commercially viable Flying Ship in 2024 or 2025:

1. Finalize Outer Model Line (OML) configuration and validation via Computation Fluid Dynamics (CFD) model and sub-scale model wind tunnel tests.

2. Sensing & Control Systems Integrations into third development vessel, with latest OML

3. Development Testing in the actual environment and demonstration delivery capability

4. Continue to secure customer pre-sale and purchase orders

5. Finalize Full-Scale Vessel Configuration and Documentation

6. Maritime Regulations and Vessel Registry Process

7. Finalize; Manufacturing Site (Tooling, Processes & Resources) and Supplier Selection

8. Procurement for First Full-Scale Production Model

9. Assembly, Test and Delivery of the First Vessel

The Team

Officers and Directors

Name: William C. Peterson

William C. Peterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: May 10, 2021 - Present
  Responsibilities: Chief Executive of the company. The CEO has not yet taken a salary, but the CEO owns 8,665,000 shares in the company. Currently, Mr. Peterson runs a personal consulting business, Peterson Corporate Services LLC, which provides the majority of his income. He spends 60% of his time on Flying Ship and works on ad-hoc consulting contracts to supplement his income while developing the company. Mr. Peterson plans to focus 100% of his time on Flying Ship once the company receives funding.

Other business experience in the past three years:

- **Employer:** Peterson Corporate Services LLC
  Title: Principal
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Primary advisor for aerospace and defense consulting services, including a contract to consult for the UK Department for International Trade as their Aerospace & Space Specialist

Other business experience in the past three years:

- **Employer:** NOVA Family Rentals, LLC
  Title: COO
  Dates of Service: June 03, 2020 - Present
  Responsibilities: Responsible for finances and client relations for rental properties by NOVA Family Rentals, LLC

Other business experience in the past three years:

- **Employer:** Ground Effect Technology, LLC
  Title: Owner
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Ground Effect Technology, LLC is currently focused on US Government programs and has common leadership with Flying Ship Technology, Corp.

Name: Gus Bateas

Gus Bateas's current primary role is with GMB Associates, L.L.C.. Gus Bateas currently

services 30 hours per week at Flying Ship hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: May 10, 2021 - Present
  Responsibilities: In charge of operations. The COO has not yet received a salary, but has received an agreement to receive 300,000 shares. Currently, Mr. Bateas runs a personal consulting business, GMB Associates, LLC, which provides the majority of his income. He spends 60% of his time on Flying Ship and works on ad-hoc consulting contracts to supplement his income while developing the company. Mr. Bateas plans to focus 100% of his time on Flying Ship once the company receives funding.

Other business experience in the past three years:

- **Employer:** GMB Associates, L.L.C.
  Title: President
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Aerospace and defense consultancy services

Other business experience in the past three years:

- **Employer:** Triumph Group
  Title: VP, Global Strategic Site & Supply Chain
  Dates of Service: September 01, 2015 - March 01, 2021
  Responsibilities: Site and supply chain operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. For example, regulatory or supply chain obstacles

may arise when developing the product or customers may choose not to purchase the product when it is commercially available. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the maritime or aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,069,992.99 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Flying Ship or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Flying Ship. Delays or cost overruns in the development of our Flying Ship and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace . It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Flying Ship Technologies, Corp. was formed on May 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flying Ship Technologies, Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Flying Ships are a good idea,

that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The following intellectual property has been filed by the CEO to support Flying Ship Technologies, Corp: 1. Patent Application No. 16/460,786 (provisional filing date July 3, 2018): Payload Transport And Delivery Method, System And Multi-platform Unmanned Cargo Delivery Vehicle that we no longer have immediate plans to use. The Flying Ship Technologies, Corp. CEO is the co-inventor. 2. Continuation in Part of the published application (so it will have the same filing date as 16/460,786) directed to a generic unmanned cargo wing in ground effect vessel. This continuation of the first patent will cover our suite of autonomous ground effect vessels. The Flying Ship Technologies, Corp. CEO is the sole inventor. 3. Patent Application No. 63/238,086 (filed on Aug 27, 2021): Maritime measurement device, system for measuring ground effect and automatically maintaining travel in ground effect and vessel automatically remaining in ground effect. Flying Ship Technologies, Corp. CEO is the sole inventor on this one. The three subject filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications require legal support and funding for assignment. The company plans and is committed to continue to develop state of the art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the Department of Transportation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Flying Ship Technologies, Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Flying Ship Technologies, Corp. could harm our reputation and materially negatively impact our financial condition and business.

Patents and Intellectual Property:
The following intellectual property has been filed by the CEO to support Flying Ship Technologies, Corp: 1. Patent Application No. 16/460,786 (provisional filing date July 3, 2018): Payload Transport And Delivery Method, System And Multi-platform Unmanned Cargo Delivery Vehicle that we no longer have immediate plans to use. The Flying Ship Technologies, Corp. CEO is the co-inventor. 2. Continuation in Part of the published application (so it will have the same filing date as 16/460,786) directed to a generic unmanned cargo wing in ground effect vessel. This continuation of the first patent will cover our suite of autonomous ground effect vessels. The Flying Ship Technologies, Corp. CEO is the sole inventor. 3. Patent Application No. 63/238,086 (filed on Aug 27, 2021): Maritime measurement device, system for measuring ground effect and automatically maintaining travel in ground effect and vessel automatically remaining in ground effect. Flying Ship Technologies, Corp. CEO is the sole inventor on this one. The three subject filed patent applications for the basis of the Flying Ship Vessel may be assigned upon securing stage funding to proceed with the continued development. The assignment of the patent applications require legal support and funding for assignment. The company plans and is committed to continue to develop state of the art technology and add to the portfolio of intellectual property to enhance the Flying Ship Vessel delivery system.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

The two and only officers of the Company do not currently receive a salary for their roles and also have other roles.

The Company's Chief Executive Officer and Chief Operating Officer both currently each have their own private consulting LLCs and the Chief Executive Officer is also involved in two other businesses. At this time, their primary sources of income come from these businesses and they dedicate approximately 60% of their time to Flying Ship. Both executives plan to focus 100% of their time on Flying Ship once the company receives additional funding.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William C. Peterson	8,665,000	Common Stock	86.6%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 96,309 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 45,000
  Use of proceeds: Building our second ground effect vessel and marketing
  Date: May 31, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $8,655.00
  Number of Securities Sold: 8,655,000
  Use of proceeds: Developing the team to raise more capital
  Date: May 10, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300.00
  Number of Securities Sold: 300,000
  Use of proceeds: Developing the team to raise additional capital
  Date: May 10, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our investment plan has accounted for us to operate the business without revenue until the end of 2024. Our business plan is aligned with our project development plan and investment portfolio to achieve interim milestones and reviews. Our investment

profile, business and project plan objective is to realize the first commercial full scale production vessel. In addition, funding is also augmented with government research and development funding through a number of agency small business initiatives that Flying Ship Technologies, Corp. is actively pursuing. Our supplier partners have and will continue to invest in the Flying Ship program to achieve the first production vessel.

Foreseeable major expenses based on projections:

Flying Ship Technologies, Corp.'s major expenses are in the areas of engineering, development and testing, employees, sales & marketing and government and regulatory affairs. Our project plan and budget has highlighted the top 3 expenses are in the area of Aerodynamic Structures, Engines/Propulsion and Artificial Intelligence (AI) System development. These are the most critical systems / major expenses that need to work in harmony to realize an effective and efficient operation of the Flying Ship vessels.

Future operational challenges:

The future operational challenges are driven by new system acceptance and regulatory in nature. The International Maritime Organization (IMO) governs and oversees ground effect vessels. Ground Effect is not a new concept. However, the new concept is autonomous ground effect. Regulatory compliance and safety are paramount for the Flying Ship and working with the IMO and local regional country authorities will require reviews and approvals. Our approach is to work with the agencies and regions that need autonomous maritime solutions and drive the need from the countries and regions while working closely with the regulatory on compliance and acceptance. Start small and scale up. This is a new, unique, safe, eco-friendly, and compliant system.

Future challenges related to capital resources:

The future challenges are driven by the development costs and securing funding when the development costs are required. We have mitigated the challenges by our project plan. Our team of industry experts and experience coupled with the industry supplier partners has mitigated these challenges. We have further mitigated these challenges by alternate funding sources through raising additional investment from investment institutions, family funds and high net-worth individuals as well as securing government contracts through various agencies.

Future milestones and events:

Our project milestone plan includes development gates that increases the technical development and technical readiness levels (TRL). Our project is at TRL 5. Increase TRLs and securing additional letters of intent and purchase orders will increased the company valuation and progressing to the first full-scale production vessel. Our efforts for additional commercial and government customers is realized through an aggressive business development plan, sub-scale vessel demonstrations and voice of the customer events to build in acceptable and securing customer orders. Realizing

orders, technical development roadmap, increased company valuation and vessel deliveries are integral tread of the company's financial progress and success.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, we have cash in the bank that we are using to keep the company going.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have diversified our funding portfolio with alternate funding sources, including raising additional investment from investment institutions, family funds and high net-worth individuals as well as securing government contracts through various agencies.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Currently, we have a flexible operating model and have very low fixed costs. Additionally, we fintend to secure additional sources of funding that will enable us to continue the development, so we believe that we can operate until 2024 with the minimum raise.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that we can operate until 2024 with the maximum raise to get us through commercialization because we intend to secure other means of funding, as well.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are pursuing investment from private individuals and government contracts. This campaign will help position us so that we are in a better position to secure these additional types of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $99,990,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, we looked at historical fundraising. During the last round, our investor valued our company at $67 million.

Second, since that time, we have accomplished the following:

- After our last raise, we’ve received orders worth $100 million from a European customer.

- We’ve built our second ground effect vessel and are currently at technology readiness level (TRL) 5.

- We’ve been collaborating with the U.S. military through DARPA, the Marine Corps, and the Navy.

- We’ve filed 3 utility patents.

- We've secured multiple corporate agreements with supplier partners.

Based on the above factors, we have determined our pre-money valuation. Please refer to our risk factors as the company was recently formed in 2021 and is in an early development stage.

This valuation was calculated internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have not assumed that: (i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or (ii) any shares reserved for issuance under a stock plan are issued. The company does not have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  The funds will be used to enhance the design configuration, with a focus on the aero and hydrodynamics and major systems selection.

- *Operations*
  46.5%
  We will use the funds to establish test ranges.

If we raise the over allotment amount of $1,069,992.99, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  We will refine the configuration, select major systems and begin the process building a full scale Flying Ship.

- *Company Employment*
  30.0%
  We have a well-rounded team of engineers, pilots, captains and international business executive Advisors, many of whom will join the team directly. The team members have expertise in multiple disciplines, including engineering, international business development, maritime and aviation law, supply chain management, manufacturing operations, external communications, government relations, human resources and corporate strategy in the aerospace, maritime and defense sectors. Appropriate funding will ensure that we meet our aggressive commercialization timeline and exceed the expectations of our customers.

- *Working Capital*
  16.5%
  The remained will be used to secure business and government contracts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flyingship.co (https://flyingship.co/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flyingship

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Flying Ship Technologies, Corp.

[See attached]

FLYING SHIP TECHNOLOGIES, CORP.

FINANCIAL STATEMENTS
AS OF INCEPTION (MAY 10, 2021)
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Flying Ship Technologies, Corp.
Leesburg, Virginia

We have reviewed the accompanying financial statements of Flying Ship Technologies, Corp., (the "Company,"), which comprise the balance sheet as May 10, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows As of Inception May 10, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 24, 2021
Los Angeles, California

As of	May 10, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	**-**
Non-Current Liabilities:	
Loans	-
Total liabilities	**-**
STOCKHOLDERS' EQUITY	
Common Stock, par value $0.001 12,000,000 shares authorized, 0 issued and outstanding	-
Subscription Receivable	-
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

FLYING SHIP TECHNOLOGIES, CORP.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception	**May 10, 2021**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

FLYING SHIP TECHNOLOGIES, CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock				
(in thousands, $US)	**Shares**	**Amount**	**Additional Paid In Capital**	**Accumulated Deficit**	**Shareholder Equity**
Inception date (May 10, 2021)	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of common stock	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-
Net income/(loss)		-		-	-
Balance—May 10, 2021	**-**	**$ -**	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

FLYING SHIP TECHNOLOGIES, CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception	May 10, 2021	
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Flying Ship Technologies, Corp., was formed on May 10, 2021 in the state of Delaware. The financial statements of Flying Ship Technologies, Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Leesburg, Virginia.

The Flying Ship Company has taken proven Soviet-era Ekranoplan technology that harnesses the aerodynamic principal of Ground Effect to create advanced, unmanned maritime shipping vehicles that fly just over the water. These Flying Ships will disrupt the global logistics industry with the combination of green technology and 21st century aerodynamics. Integrating these concepts dramatically decreases vehicle cost, improves energy efficiency and reduces CO_2 emissions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Intangible Assets

The Company will capitalize its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years. The three subject patents for the basis of the Flying Ship Vessel will be assigned upon securing stage funding to proceed with the continued development. The assignment of the patents require legal support and funding for assignment. The company plans and is committed to continue to develop state of the art technology and add to the portfolio of patents to enhance the Flying Ship Vessel delivery system.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sales of its flying ships services to customers.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 10, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statement.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

The Company has authorized 12,000,000 shares of $0.001 par value Common Stock. As of May 10, 2021 (inception), no shares were issued or outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 10, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 24, 2021 the date the financial statements were available to be issued.

As of May 10, 2021, the Company issued 9,000,000 shares of common stocks to its founders.

On June 21, 2021, the Company secured a Master Services Agreement with a certain customer in which the company is to provide the customer with 20 Flying Ships for a total amount of $100,000,000. The Company will provide 5 flying ships in 2023 and 15 ships in 2024. The Company will receive $5,000,000 annal base per year per flying ship. The global European customer has agreed to add to their portfolio of delivery systems to enhance their capabilities in Europe. Our confidentiality agreement precludes us from disclosing the company's name and location. Funding will be utilized to support this and other future sales of the Flying Ship Vessels.\

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Flying Ship Technologies, Corp.

Flying Ships: aero-marine hybrid technology


FLYING SHIP
COMPANY
Zero-Emission Flying Ships
The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. Some images are of computer-generated demo versions.

Website | Leesburg, VA | TRANSPORTATION

Flying Ship Technologies, Corp., is building unmanned, autonomous, green wing-in-ground-effect vessels to deliver goods efficiently to hard-to-reach destinations. Combining green technologies and 21st century aerodynamics dramatically decreases vessel cost, improves energy efficiency and eliminates greenhouse gas emissions.

$113,297 raised

124 Investors	$100M Valuation
$11.11 Price per Share	$111.10 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Eco-friendly innovation: Flying Ship Technologies, Corp. is the only company offering autonomous, green ground effect vessels.
- Proven market interest: The global logistics market is growing at a 6.5% CAGR and will reach almost $13 trillion in annual revenue by 2027.
- Cost-effective: The Flying Ships will deliver goods significantly faster than boats at a quarter the cost of airplanes.

*$13 trillion 2027 revenue (source)

The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product. The Company's Chief Executive Officer and Chief Operating Officer both currently each have their own private consulting LLCs. At this time, their primary sources of income come from these businesses and they dedicate approximately 60% of their time to Flying Ship. Both executives plan to focus 100% of their time on Flying Ship once the company receives additional funding.

OVERVIEW

Delivering expensive freight to difficult locations with aero-marine hybrid technology

Flying Ship Technologies, Corp. is creating unmanned maritime shipping vehicles. Using technology harnessing the aerodynamic principle of ground effect and artificial intelligence, the ships travel on a cushion of air just over the water. These Flying Ships are classified as maritime wing-in-ground effect vessels rather than airplanes.



The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

Rewards

Get rewarded for investing more into Flying Ship Technologies, Corp.:

$111+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
$1,000 Tier
Invest $1,000 and receive 2% in bonus shares

$2,500+
Investment
$2,500 Tier
Invest $2,500 and receive 4% in bonus shares

$5,000+
Investment
$5,000 Tier
Invest $5,000 and receive 6% in bonus shares

$10,000+
Investment
$10,000 Tier
Invest $10,000 and receive 8% in bonus shares

$50,000+
Investment
$50,000 Tier
Invest $50,000 and receive 10% in bonus shares

These revolutionary, all-electric vessels enable shippers to deliver goods to hard to reach locations utilizing a flexible distributed logistics network, rather than being restricted by a legacy spoke-and-hub model. Within the next three years, zero-emission Flying Ships are on track to provide access to countless delivery points significantly faster than ships and with lower operating costs than aircraft.


1/4 operating cost of comparable aircraft
Zero CO2 emissions
10x faster than ships
Fewer regulations than aircraft
More coastal delivery options

The above are estimates based on the company's knowledge. The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

THE PROBLEM

Delivering goods overseas is expensive and inefficient

Trying to ship equipment, food, or medicine from the United States to the Bahamas is either expensive or slow. Shipping goods currently relies on planes, trucks, boats and trains, all of which give off CO_2 emissions and are limited to fixed infrastructure. Huge increases in demand for shipping will only increase pollution and congestion on existing infrastructure.


Shipping Goods Relies On
These legacy modes of transportation are:
Expensive
Take Extended Time
Limited To Fixed Infratsturcture

THE SOLUTION

A new mode of cargo transportation that's cost-effective and eco-friendly

Flying Ships provides a less expensive, more flexible, green alternative for delivering cargo to traditional ports and hard-to-reach locations. Our revolutionary vessels optimize fast and inexpensive delivery of goods and enable shippers to utilize a flexible distributed logistics network, rather than being restricted by a legacy spoke-and-hub model.



The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

The first generation of all-electric Flying Ships will be approximately thirty-six feet long and will operate within the maritime domain for commercial markets. The vessel will dock using existing marinas, beaches, and boat ramps to efficiently deliver goods. The maximum payload will be approximately 2,500 pounds and the vessel will have a range of more than 300 nautical miles. The first-generation Flying Ships will be semi-autonomous and next-generation models will be fully autonomous. We plan to build larger versions so we can ship 85 tons across 7,000 nautical miles for global transport using alternative green propulsion systems.



The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

Global logistics companies and government agencies are actively engaged with Flying Ship Technologies, Corp. to purchase these revolutionary vehicles to enhance their logistics capabilities.



The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

THE MARKET

Disrupting a $13 trillion market

The logistics market has seen a surge in the need for time-critical, price-sensitive goods. The cargo/logistics market is growing at a compound annual growth rate of 6.5% CAGR and will reach almost $13 trillion in annual revenue by 2027.



Logistics Market
2017
2027
Railways
Airways
Roadways
Waterways



Flying Ship Technologies, Corp. is one of the
Only Companies Offering Autonomous, Green Ground Effect Vessels
to address significant demand growth in the logistics industry.

The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

We believe Flying Ship Technologies, Corp. is the only company offering autonomous, green, maritime ground effect vessels to address significant demand growth in the logistics industry. One company, Elroy Air, has received $50 million in investment to develop an autonomous, hybrid-electric vertical takeoff and landing drone with a maximum range of 300 miles and a payload of 300-500 pounds for rural delivery. This clearly indicates strong interest in emerging technologies for medium-range, medium-payload applications.

Unlike Flying Ships, their product is designed to operate over land in the airspace system under more stringent FAA regulations, increasing costs and potential certification delays. Other companies are working in adjacent markets — primarily in the piloted passenger market segment.

OUR TRACTION

Multiple patents filed; major strategic partnerships secured

We've filed three utility patents for our designs and we've executed several agreements for strategic partnerships, including a memorandum of understanding on a potential joint venture in Greece. We've developed two working ground effect vessels.

We've used a ⅙ scale functioning demonstration vessel to test and validate sensor systems to be used in the commercial product and raise our Technology Readiness Level to 5. We are on track to deliver the first Flying Ship to a commercial customer within the next three years.


We are on track to deliver the first Flying Ship to a commercial customer within the next three years.

The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

WHY INVEST

Support a green global logistics network

Join us to create a faster, more flexible, green global logistics network that will enhance access to coastal locations around the world.



The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market. These images are computer-generated demo versions of the product.

In the Press

SEA TECHNOLOGY AVIATION WEEK NETWORK AVIATION WEEK NETWORK AVIATION WEEK NETWORK ASSEMBLY VEDP

CNN

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Meet Our Team



Bill Peterson

CEO and Director

Bill Peterson is the founder of Flying Ship Technologies, Corp. and has almost 20 years of experience using his engineering and corporate strategy expertise to support commercialization and product differentiation for the world's largest aerospace and defense companies, serving in diverse roles across corporations, governments, consultancies, and trade groups.

Currently, Mr. Peterson runs a personal consulting business, Peterson Corporate Services LLC, which provides the majority of his income. He is also the COO of NOVA Family Rentals, LLC and the owner of Ground Effect Technology, LLC. He spends 60% of his time on Flying Ship and works on ad-hoc consulting contracts to supplement his income while developing the company. Mr. Peterson plans to focus 100% of his time on Flying Ship once the company receives funding. Please refer to the Offering Memorandum for further details.



Gus Bateas

COO

Gus Bateas is the Executive Vice President and Chief Operating Officer of Flying Ship Technologies, Corp. Gus is an aerospace, defense, and maritime executive with 35 years of industry experience and a solid and proven track record.

Currently, Mr. Bateas runs a personal consulting business, GMB Associates, LLC, which provides the majority of his income. He spends 60% of his time on Flying Ship, is currently part-time and works on ad-hoc consulting contracts to supplement his income while developing the company. Mr. Bateas plans to focus 100% of his time on Flying Ship once the company receives funding.



Sam Aconfora

Human Resources Lead

Sam Aconfora is an accomplished HR leader with over 30 years of industry experience. Primarily focused on the aerospace and defense sector, he has worked with large and small firms to provide human capital guidance and leadership, helping them to acquire top talent.

Sam is currently part-time and transitioning to full-time once the company has adequate funding.



Capt. Steve Bomgardner

Maritime Regulatory & Business Development Lead

Capt. Steve Bomgardner has held global leadership roles in both Oil & Gas and Maritime industries. He is also is currently Regional Managing Director, Americas & Global Commercial Director at The Bahamas Maritime Authority.

Steve is currently part-time and transitioning to full-time once the company has adequate funding.



Nick Breedlove

Military Business Development Lead

Nick Breedlove serves as a Strategic Advisor to the founding team at Flying Ship Technologies, Corp., and the Flying Ship Company. He brings an objective perspective assisting with the investment objectives, go to market strategy, and pitfalls of early-stage ventures.

Nick is currently part-time and transitioning to full-time once the company has adequate funding.



Omo Igiehon

Finance & International Strategy Lead

Omo Igiehon is a management consultant and engineer with twenty years of experience in international investment banking and global business consulting in the commercial and government arenas.

Omo is currently part-time .



April Parnell

Legal Advisor

April Parnell is an attorney offering consulting services for compliance issues regarding Exports, ITAR and contractual issues including FAR, DFARS, NAVAIR, Sarbanes Oxley, FCPA, and Anti-boycott. She advises Flying Ship on contracts and legal affairs in support of the company's strategic goals.

April is currently a contractor with the organization.



Dan Stohr

Communications Lead

Dan Stohr is a communications executive with extensive experience in the aerospace and defense sector, including more than a decade with the sector's largest and most influential trade association. He has a strong background in government relations, for both corporations and associations.

Dan is currently a part-time contractor and transitioning to full-time once the company has adequate funding.

Offering Summary

Company	:	Flying Ship Technologies, Corp.
Corporate Address	:	15 E. Market St, Suite 615, Leesburg, VA 20175
Offering Minimum	:	$9,999.00
Offering Maximum	:	$1,069,992.99
Minimum Investment Amount (per investor)	:	$111.10

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	900
Maximum Number of Shares Offered	96,309
Price per Share	$11.11
Pre-Money Valuation	$99,990,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Invest in the first 5 days, get 20% bonus shares

Invest in the next 5 days, get 15% bonus shares

Invest in the first month, get 10% bonus shares

Amount Based Perks

Invest $1,000 and receive 2% in bonus shares

Invest $2,500 and receive 4% in bonus shares

Invest $5,000 and receive 6% in bonus shares

Invest $10,000 and receive 8% in bonus shares

Invest $50,000 and receive 10% in bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Flying Ship Technologies, Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.11 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1111. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Congressman Maloney is on top of our technology!

6 days ago

See the two hour mark of this Congressional hearing:


Review of Fiscal Year 2023 Budget Reque...
27, 2022 09:36:32 AM
Watch later
Share
Committee on Transportation & Infrastructure
Room 2167
Watch on YouTube

Rep. Sean Patrick Maloney of New York's 18th district calls wing-in-ground effect vehicles, "remarkable crafts that attempt to use new technology to operate above the surface of water on dynamic air suspension and can attain speeds in excess of one hundred miles per hour." And he goes on to tell the Commandant of the U.S. Coast Guard, Adm. Karl Schultz, "I know for your missions in the East Pacific, for example, getting those distances would be very helpful, but I'm sure for other missions, as well."

We could not agree more! Adm. Schultz, we are here to help!

Opa! Flying Ships are off to Greece!

10 days ago

Posidonia Ποσειδώνια
The International Shipping Exhibition

Flying Ship Technologies, Corp.'s leadership and Spirit World Ltd, a European shipping, maritime, logistics, and transportation company, will be bringing Flying Ships to the European market during Posidonia 2022 in early June. Posidonia 2022, the world's largest shipping event, will open the door for the Flying Ship leadership team and Spirit World to bring unmanned ground effect vessels to European customers, suppliers and partners.

With a geographical presence that ranges from Greece to Hong Kong, Spirit World is a Greek multinational conglomerate that offers diversified transportation solutions, such as vessel shipping management, freight transportation, cargo forwarding, and vessel chartering and maintenance. In addition to their diverse maritime transportation capabilities, they design and build aeronautical systems.

Flying Ship Technologies, Corp. Appoints Kaydon Stanzione as Strategic Advisor

11 days ago

Flying Ship Technologies, Corp., is pleased to announce that advanced technology development and logistics expert Kaydon Stanzione has joined the Flying Ship Board of Advisors.

“Kaydon is an air mobility pioneer and brings a wealth of experience that will help our company change the global maritime logistics industry,” said Flying Ship Technologies, Corp. Founder and CEO Bill Peterson. “Our goal is to leverage his experiences and networks to continue our momentum to bring our unmanned ground effect vehicles to market.”

Stanzione has more than 30 years’ experience in advanced technology development serving in previous roles as Senior Engineer, Advanced Vehicle Design for Boeing and 20 years as Expert Advisor for the Department of Defense, where he was involved in evaluating the design and operational effectiveness of the V-22, F/A-18, and numerous other airborne and maritime systems for the U.S. and NATO military services. He is a co-founder of Jaunt Air Mobility LLC, where as CEO he was instrumental in securing initial funding and establishing partnerships with Uber Elevate and several of the world's leading aerospace manufacturers.

As the current CEO of LogistiWerx, Inc., a global freight management and licensed forwarder, Stanzione brings to Flying Ship Technologies behind-the-scenes insight into minimizing developmental and operational risks to reduce the return-on-investment timeline.

“Flying Ship Technologies is building the next wave of vehicles that will transform the way freight, parcels, and people will move,” Stanzione said. “As a former flight test engineer, commercial pilot, and current USCG Maritime Security Officer, I recognize that Flying Ship Technologies will revolutionize the logistics and supply chain business. With about half the world’s population living near coastlines, the impact on global economics and humanity are enormous. I am honored to be part of this advisory team and I’m excited to help them develop their fast, efficient, revolutionary maritime vehicles.”

Stanzione is a recognized expert in in the aerospace and defense industry and has served as a Board Member of the Vertical Flight Society, Chaired the American Institute of Aeronautics and Astronautics (AIAA) Vertical and Short Takeoff and Landing (V/STOL) Aircraft Design Committee, authored two landmark advanced vehicle design computer programs and over 150 papers, including Aerospace Engineering in Encyclopedia Britannica. He was on the original review team for the U.S. Army Centers of Rotorcraft Excellence for Georgia Tech and the University of Maryland and received a U.S. Congressional Caucus Award for the development and deployment of the first digitally powered Incident Command System for the U.S. Coast Guard.

Stanzione is an advocate for U.S. Veterans and serves as the Chairman of The Veterans Organization and was a 20-year Director for No Greater Love, a non-profit dedicated to serving families and the memories of the heroes killed or missing in action (KIA/MIA).

Insider Investment Notice

12 days ago

FlyingShip has an investment update. Insiders made investments for $3,293.23 amount in the Company’s current Reg CF offering. Please refer to the offering materials for further information and refer to the Company’s Risk Factors.

Flying Ship Technologies, Corp. surpasses the $100k milestone

21 days ago

We're excited to announce that we have raised more than $100,000 from more than 100 investors so far! We couldn't be more grateful to everyone who's invested in the Flying Ship Technologies, Corp., StartEngine Campaign. This campaign has provided us with unprecedented opportunities for growth and development, and we are very excited to see what is yet to come.

But there's still a long way to go to realize our dreams of disrupting the maritime logistics market with our Flying Ship vessels. As a reminder, we are the only company offering autonomous, green ground effect vessels to address explosive growth in the global logistics market. This unique opportunity to get in on the ground floor with us won't last long.

For those of you who haven't already jumped on board, you have a few days left to receive 10% bonus shares. This perk expires Wednesday, April 27, at 12noon ET.
Please visit our page at https://www.startengine.com/flyingship to invest.

Flying Ship CEO Shares the Stage with Aerospace Leaders

25 days ago

Exciting news! Flying Ship Founder and CEO Bill Peterson has been invited to speak on "The Future of Maritime Transportation" at the Aerospace & Defense (A&D) Manufacturing Conference in Greensboro, N.C., on Wednesday, May 18.

Sponsored by Aviation Week, the conference features remarks from aerospace and defense leaders across industry and government, including established companies like Deloitte, Eaton and Pratt&Whitney, alongside disruptive innovators like Boom Supersonic and Flying Ship Technologies, Corp.


AVIATION WEEK
A&DManufacturing
MAY 17-18, 2022
Grandover Resort, Greensboro, NC
Flying Ships - The Future of Maritime Transportation
Bill Peterson
Speaker
Chief Executive Officer
Flying Ship Technologies, Corp.
Learn more: admanufacturing.aviationweek.com
#ADMFG
AVIATION WEEK

Check out the conference agenda here.

Meanwhile, thank you to everyone who has participated so far in investing in Flying Ship! We've already raised nearly $100k in our first three weeks! For those of you who haven't already jumped on board, you have one week left to receive 10% bonus shares. This perk expires Wednesday, April 27.

Here are some great reasons why you should invest in Flying Ship:

- Eco-friendly innovation: Flying Ship Technologies, Corp. is the only company offering autonomous, green ground effect vessels.
- Proven market interest: The global logistics market is growing at a 6.5% CAGR and will reach almost $13 trillion in annual revenue by 2027.
- Cost-effective: The Flying Ships will deliver goods significantly faster than boats at a quarter the cost of airplanes.

Click here to learn more

Thanks again for all your support – we truly can't build this company without people like you.

All the best,

The Flying Ship Team

Flying Ship 3.0

about 1 month ago

Here Owen Radke--one of Flying Ship Company's test captains--is evaluating systems for a larger ground effect vehicle.


AOPA

In a previous role, Owen developed and managed a variety of airborne and shipborne engineering projects for the U.S. Government (as well as multiple engineering companies) to include General Dynamics, Northrop Grumman and TRW. He is an FAA certified, single engine pilot and an unmanned certified UAS FAA Part 107 pilot.

Thanks to great progress from our StartEngine investors, a larger Flying Ship test vehicle with greater capabilities is in development for later this year.

Only 12 days left before the early bird bonus shares expire. Invest today!

International Mandates Strengthen Demand for Flying Ships

about 1 month ago

In order to comply with the Paris Agreement, the International Maritime Organization demands that the international maritime shipping sector reduce carbon emissions by 50% by 2050. This is impossible to achieve without an established and well-coordinated supply chain, of which Flying Ship Company is a key player. As funding increases, it brings us closer to dominating the green corridor. The demand is real and the technology is here. Now is the time to put the pieces into place. Be a part of Flying Ship Company's role in this world-changing shift to create cleaner and more efficient shipping solutions. Invest today!

Flying Ship at Loudon Chamber 5G/Smart Cities event!

about 1 month ago

Flying Ship CEO and Founder Bill Peterson was at the Loudoun Chamber of Commerce's 5G /Smart Cities event, displaying our second Ground Effect Demonstration Vessel and talking about our autonomous, green logistics solution.

Big thanks to the Loudoun Technology Coalition, the Loudoun Chamber and the Academies of Loudoun for hosting us and giving us the opportunity to display our test vessel!


BLUE LION

Meanwhile, thanks to everyone who has invested in Flying Ship Technologies, Corp.! We've been doing great so far, but there's still a long way to go.

For the rest of the month, we're continuing to offer a perk to early investors: 10% bonus shares! Please act within the next 20 days to receive this bonus offer.

Progress so far ...

about 1 month ago

Thank you to everyone who has participated so far in investing in Flying Ship! We've already raised more than $50k in less than a week! For those of you who haven't already jumped on board, you have one day left to receive 20% bonus shares.

Here are some great reasons why you should invest in Flying Ship:

- Eco-friendly innovation: Flying Ship Technologies, Corp. is the only company offering autonomous, green ground effect vessels.
- Proven market interest: The global logistics market is growing at a 6.5% CAGR and will reach almost $13 trillion in annual revenue by 2027.
- Cost-effective: The Flying Ships will deliver goods significantly faster than boats at a quarter the cost of airplanes.

Click here to learn more

Thanks again for all your support – we truly can't build this company without people like you.

All the best,

The Flying Ship Team

END OF UPDATES

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David M. SE OWNER 41 INVESTMENTS a month ago Pinned by Company

Just so You know #Bill Peterson, you have my attention.

You should consider including the transportation of people. First respondents need that a lot. especially when regular aircraft fail, war zones, medical emergencies etc. I like the concept.

0 View 1 reply

Thomas B. 9 days ago

As we all know that lightning strikes can destroy electronics in an instance. What precautions have you taken to protect the craft from an electronic failure in case of a direct hit from lightning. I'm not trying to be skeptical, just wondering.

0 View 1 reply

Lester H. 1 INVESTMENT 22 days ago

Why don't you rebuild the Russian version?

0 View 1 reply

Paul A. a month ago

Great concept, handful of questions
1) the first commercial delivery is expected in about 3 years. are those agreements in place or to be pursued?
2) where will production be completed?
3) though Flying Ship should improve supply chain issues, any concerns regarding supply chain in your production
4) initially, will each Flying Ship be of a standard design, or will you focus on a custom market?

0 View 1 reply

Lloyd F. 2 INVESTMENTS 2 months ago

I think its alittle over valued for an idea. Its good. but still. I'll make private offer.

0 View 1 reply

Kweku H. 18 INVESTMENTS 2 months ago

Is the prototype seen in the videos something real or is all this simply computer generated graphics? That is my preliminary question before deciding whether to invest, because the disclaimers at the bottom of each video do not make clear whether this is an extant model powered on its own, or trompe l'oeil.

0 View 1 reply

Patrick H. 17 INVESTMENTS 2 months ago

Hello,

I really like the idea. I have four questions:
1. Has your company explored any opportunities with the military?
2. Is the aircraft only capable of landing and take-off on water?
3. Will the aircraft eventually be safe to transport people?
4. Is the company interested in exploring blockchain options for logistics movement (i.e. dexFreight)?

0 View 2 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The Company is currently in the early development stage and developing its prototype product. Flying Ship products are not yet available on the market.

Transcript:

Imagine shipping goods overnight from mainland ports to remote islands at a fraction of the cost of airfreight.

How many lives could be saved if we were able to deliver vital relief supplies more rapidly in response to natural disasters?

The commercial logistics market has seen a surge in the need for delivery of time-critical, price-sensitive goods.

Environmentally friendly solutions to meet this demand are crucial to the industry’s future.

The Flying Ship project aims to solve the world's maritime supply chain problems with a revolutionary, environmentally friendly vehicle that flies just over the water.

Integrating green technologies with 21st century aerodynamics will dramatically decrease vessel cost, improve energy efficiency and reduce greenhouse gas emissions.

This vessel will leverage existing infrastructure, using marinas, beaches and boat ramps to efficiently deliver goods to thousands of access points.

Seen here, our new Ground Effect Demonstration Vessel was tested on Lake Elsinore, California in September 2021.

It was designed as a test platform for a variety of systems, including Light Detection and Ranging sensors, or LIDAR, that autonomously operate to keep the vessel in ground effect, no more than six feet from the surface.

This platform will help us test other sensors and systems as we move forward.

The first generation of Flying Ships will be approximately thirty-six feet long and will operate within the maritime domain for commercial markets.

They will have fully electric engines, with a payload of approximately 2,500 lbs. and a range of more than 300 nautical miles.

The first-generation Flying Ships will be semi-autonomous; next-generation models will be fully autonomous.

We aim for full commercialization of the initial variant in three years, followed by larger versions with enhanced range and payload capabilities.

Emerging technologies offer sustainable and cost-effective solutions to traditional cargo

operations and Flying Ships has seized on proven science to present better alternatives to the shipping sector.

These concepts are now becoming reality.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.